Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

LUFAX RECEIVES NYSE NOTICE REGARDING COMPLIANCE

WITH NYSE CONTINUED LISTING STANDARD

Reference is made to the announcements of Lufax Holding Ltd (the “Company”) dated May 13, 2025 and October 30, 2025 (the “Announcements”), in relation to the extension granted by the New York Stock Exchange (the “NYSE”) for the filing of its annual report on Form 20-F for the year ended December 31, 2024 (the “2024 20-F”). Unless otherwise defined, capitalised terms used in this announcement shall bear the same meanings as those defined in the Announcements.

The Company announces that it received a letter from the NYSE dated April 30, 2026, confirming that the Company had become current with its periodic filings to the U.S. Securities and Exchange Commission (the “SEC”) and compliant with Section 802.01E of the NYSE Listed Company Manual. As a result, the Company will be removed from the NYSE’s late filers’ list and the late filer indicator associated with the Company’s securities will be removed from NYSE systems.

As previously disclosed, the Company experienced a delay in filing its annual report on the 2024 20-F due to a change in the Company’s auditors. The Company appointed Ernst & Young and Ernst & Young Hua Ming LLP as its new auditors in 2025 and received an extension from the NYSE through April 30, 2026 to file the 2024 20-F.

The Company filed its 2024 20-F with the SEC on February 17, 2026, within the extension period granted by the NYSE. Subsequently, on April 30, 2026, the Company filed its Form 6-K with semi-annual financials for the six-month period ended June 30, 2025, bringing it current with its periodic SEC filings and achieving compliance with Section 802.01E of the NYSE Listed Company Manual.

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, May 7, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.